UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of FEBRUARY 2006.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:  February 14, 2006                   /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO

                             TUMI RESOURCES LIMITED
                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 699-0202 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                   FEBRUARY 14, 2006


     TUMI RESOURCES STAKES THE HORNKULLEN SILVER-GOLD EXPLORATION PROSPECT,
                          BERGSLAGEN DISTRICT, SWEDEN


VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). Mr. David Henstridge, President, is pleased to announce the acquisition, through staking, of the Hornkullen (1,437 hectares) Silver/Gold Exploration Prospect within the Bergslagen district of south-central Sweden. The Hornkullen application has been confirmed by the Swedish Mining Inspectorate and is expected to be soon granted for an initial period of three years.

The Bergslagen district lies immediately to the north-west of Stockholm and covers an area of approximately 200 kms east-west by 150 kms north-south. The district is underlain by volcanics and sediments which are more than 2 billion years old. The region has undergone several phases of folding and has been intruded by at least two generations of granitoids. Bergslagen is a highly mineralized district and one of the most important ore districts in Sweden, containing deposits of iron, manganese, base-metal and silver sulphides.

The Hornkullen prospect is located about 20 km southwest of the town of Hallfors, central Sweden. Host rocks appear to be mostly skarns derived from altered tuffs and presumably interbedded carbonates. Records from 1646 and 1647 show that only small amounts of silver (826 ozs) were produced. It is stated that the galena is argentiferous and that pyrite, pyrrhotite, arsenopyrite, chalcopyrite and sphalerite are also present. An assay taken in 1845, from a 0.9 m wide zone of galena ore, ran 79% lead and 775 g/t silver.

A petrographic and regional exploration report from 1986 showed that dump samples yielded some high gold values (0.6 ppm and 4 ppm) plus highly anomalous arsenic (10.7%). A drilling and regional geochemical report from 1987 showed that three holes were drilled in 1986 and one in 1987. The targets appeared to be geophysical conductors (IP?), but the results were not discussed. A regional boulder sampling survey from within the property produced some highly anomalous gold results, up to 3.4 ppm, as well as very high arsenic (up to 16.5%), anomalous antimony (up to 0.13%) and silver up to 127 ppm.

Regional airborne magnetic data indicates that the Hornkullen mineral occurrences are roughly aligned with narrow, curvilinear magnetic high features. Similar features occur on the property to the northwest of the mine, and these might be a source of the mineralized boulders which contain highly anomalous gold and arsenic values. This area will be the initial focus of the Company's exploration program.

The qualified person for the Hornkullen Project, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has verified the contents of this news release.


On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
--------------------------------              website: www.tumiresources.com
David Henstridge, President & CEO
                                              INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS. This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.